Mail Stop 3561


									January 3, 2006




Mr. Rodney C. Sacks
Chairman of the Board and Chief Executive Officer
Hansen Natural Corporation
1010 Railroad Street
Corona, California 92882


		RE:	Hansen Natural Corporation
			Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended September 30,
2005
			Filed March 16, 2005 and November 9, 2005
			File No.  0-18761

Dear Mr. Sacks:

		We have reviewed your responses in your letter dated December 16, 2005 and have the following additional comment.

		We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended September 30, 2005


Note 2.  Summary of Significant Accounting Policies, page 7

Cash & cash equivalents and short -term investments, page 7

1. Please disclose your accounting for your short-term investments.
Additionally, please disclose the aggregate fair value, gross unrecognized holding gains, gross unrecognized holding losses, and the net carrying amount by major security type as of each balance sheet date. Please disclose the quantitative information, in tabular form, for those investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or longer. The information should be aggregated by each category of investment you disclosed in your footnotes. Additionally, disclose, in narrative form, information to allow the users of your financial statements to understand the quantitative disclosures and the information that you considered (both positive and negative) in reaching the conclusion that the impairments are not other-than-temporary. Refer to paragraphs 19-20 of SFAS 115 and EITF 03-1.

		As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please ensure the response letter provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

		If you have any questions regarding this comment, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. Rodney C. Sacks
Hansen Natural Corporation
January 3, 2006
Page 2